SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                      Commission File Number 033-48940

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [ ] Form 10-Q
               [X] Form N-SAR   [_] Form N-CSR

               For Period Ended: June 30, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     [_]  Transition Report on Form N-CSR

          For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                                 Forward Funds
--------------------------------------------------------------------------------
Full Name of Registrant


                                Homestate Group
--------------------------------------------------------------------------------
Former Name if Applicable


                       433 California Street, 11th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


                         San Francisco, California 94104
--------------------------------------------------------------------------------
City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or
[X]  |         portion thereof will be filed on or before the 15th calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      This form requests an extension for filing Form N-SAR as a result of difficulties in obtaining the necessary information to complete the footnotes to the financial statements due to a recent reorganization.

      This form also requests an extension of the time to commence the mailing of the annual report to shareholders for the fiscal year ended June 30, 2005, in accordance with paragraph (e) of Rule 30e-1 under the Investment Company Act of 1940 for the reason stated above.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            J. Alan Reid, Jr.                         800          999-6809
      --------------------------------------------------------------------------
                  (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Forward Funds
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 29, 2005               By  /s/ J. Alan Reid, Jr.
     -------------------               -----------------------------------------
                                       J. Alan Reid, Jr.
                                       President